January 4, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn. Ms. Sonia Barros
Washington, D.C. 20549-6010

Re:	Central Hudson Gas & Electric Corporation
Form S-3 (File No. 333-163248)

Ladies and Gentlemen:
Central Hudson Gas & Electric Corporation, the undersigned hereby requests acceleration of the effective date of the above referenced Registration Statement (File No. 333-163248) to January 6, 2009 or as soon thereafter as practicable.

A preliminary form of the prospectus contained in the Registration Statement has not been distributed.

As part of this acceleration request, Central Hudson Gas & Electric Corporation acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to this filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve Central Hudson Gas & Electric Corporation from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

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Central Hudson Gas & Electric Corporation may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at (845) 486-5781.  Thank you for your attention to this matter.

CENTRAL HUDSON GAS & ELECTRIC CORPORATION

By:	/s/ Kimberly J. Wright
	Name:	Kimberly J. Wright
	Title:	Controller

cc:  David A. Neuhardt